October 31, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (215) 575-7200

Robert H. King
President and Chief Executive Officer
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054

> **Re:** **Sterling Banks, Inc.**
> **Supplemental Materials**
> **Received October 26, 2006 relating to**
> **Registration Statement on Form S-4**
> **File No. 333-133649**

Dear Mr. King:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 94

1. We reviewed your response to comment 3 of our letter dated October 24, 2006. Please revise your filing to disclose that the redeemed options fair value using a Black-Scholes option pricing model the fair of the options will never be less than the underling intrinsic value, and, therefore there is no excess consideration being paid.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Matt Komar at 202-551-3781 or Don Walker at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Graham R. Laub
Dilworth Paxson LLP
1735 Market Street
3200 Mellon Bank Center
Philadelphia, PA 19103